Exhibit 4.16

Development and Manufacturing Agreement

1.	PARTIES TO THE AGREEMENT

SulphCo, Inc. (“SulphCo”)	Märkisches Werk GmbH (“MWH”)
4333 W. Sam Houston Pkwy N.	Haus Heide 21
Suite 190	D-58543 Halver
Houston, TX 77043	Germany
USA

2.	PRIMARY FIELDS OF BUSINESS
SulphCo is engaged in the business of commercializing its patented and proprietary SonocrackingTM process. The SonocrackingTM process is designed to use high power ultrasound to modify the composition and structure of crude oil derived from any source (e.g.,normal crude oil production, tar sands, shale, etc.) and/or crude oil fractions (e.g., diesel, kerosene, etc.), including, without limitation, the upgrading of crude oil and fractions thereof by lowering the density, lowering the viscosity and reducing the sulfur-containing, nitrogen-containing, acid-containing and other undesirable components of crude oil and its fractions. Among the benefits of this upgrading of crude oil is the transformation of sour heavy crude oils into sweeter, lighter crudes, producing more gallons of usable oil per barrel. For purposes of this Agreement, SulphCo’s“Primary Field of Business” shall include (i) the foregoing applications, together with any future benefits yet to be discovered that may be derived through the application of the SonocrackingTM process to crude oil, its components, fractions, or refined products, as well as (ii) the general application of ultrasound to crude oil, its components, fractions, or refined products.

MWH is a developer and manufacturer of components and systems used in diverse industries for demanding applications.

3.	OBJECTIVES
SulphCo seeks to secure a reliable, high-quality, high-value development partner and supplier for its SonocrackingTM probe assembly and reactor (“Equipment”). The supplier should be able to offer manufacturing and development assistance throughout the trial and commercial phases of SulphCo’s business expansion. Supplier must also be capable of rapidly ramping-up manufacturing in order to meet expected accelerating demand for its Equipment. SulphCo intends to use MWH as a development partner and supplier for said Equipment.

MWH seeks to secure an additional long-term customer for the sale of highly-complex manufactured systems. MWH also seeks to further diversify its business by participating in new growth industries. MWH intends to provide SulphCo with development assistance and supply of Equipment.

4.	GENERAL RESPONSIBILITIES OF MWH
During the term of this Agreement, MWH will provide SulphCo with development assistance (engineering and development personnel) to improve the Equipment according to development goals and targets to be established from time to time by SulphCo. In addition, MWH will manufacture and deliver Equipment in the quantity and by the reasonable delivery dates that SulphCo specifies in purchase orders and according to manufacturing specifications and technical drawings provided or referenced by SulphCo in its purchase orders.

SulphCo shall specify quality control standards for the Equipment and the tests that MWH is to perform on each unit of Equipment manufactured for SulphCo prior to each delivery in order to ensure uniform Equipment quality and function. Once a reliable series of quality control tests are developed and specified in writing by SulphCo, MWH shall integrate these tests into its Equipment manufacturing process and the costs associated with the tests shall be incorporated into the Equipment price. SulphCo shall have no obligation to purchase any Equipment that fails to meet the quality standards that it sets for the Equipment.

5.	GENERAL RESPONSIBILITIES OF SULPHCO
SulphCo will provide MWH with orders for the Equipment but is in no way obligated to order any fixed quantity over any fixed period of time. SulphCo will provide MWH with the manufacturing specifications and technical drawings necessary for MWH to produce the Equipment, including, without limitation, all necessary technical and shop drawings, manufacturing materials and tolerance requirements, quality control requirements and functional requirements. SulphCo agrees to consider all MWH suggestions for Equipment improvements and shall make commercially reasonable efforts to improve the Equipment.

6.	DEMAND SHARE AND EXCLUSIVITY
Subject to the other provisions hereof, MWH will sell Equipment exclusively to SulphCo, and will not sell, vend, exchange, barter, give, or transfer such Equipment to any other party without express written permission of SulphCo. SulphCo will not prevent MWH from developing, manufacturing or selling ultrasound technology to third parties engaged in business that is outside of SulphCo’s Primary Field of Business.

SulphCo will purchase a minimum of 60% of its annual Equipment requirements from MWH. SulphCo may purchase a lesser percentage of its annual Equipment requirements from MWH under the following circumstances:

(a) if SulphCo is able to purchase Equipment from another source with comparable quality and identical design at price that is at least 25% less than the price that MWH charges SulphCo for the comparable product. In such circumstances SulphCo will provide MWH in writing with the opportunity to meet the price quoted to SulphCo by the other source. In the event that MWH will not meet the other source’s price, SulphCo shall be free to purchase Equipment from the other source, and shall be under no obligation to purchase Equipment from MWH;

(b) if MWH fails to manufacture the Equipment with a level of quality consistent with SulphCo’s manufacturing or quality control specifications, and another supplier demonstrates that it is able to meet SulphCo’s manufacturing or quality control specifications;

(c) if MWH is not able to consistently deliver the Equipment in a reasonable timeframe required by SulphCo and another supplier is able to do so.

7.	FORECAST DEMAND FULFILLMENT
SulphCo will, to the extent possible, provide MWH with forecasts for its Equipment demand. MWH will operate with a maximum 16-week lead time for new orders. If SulphCo so requests, MWH will build and maintain a three-month stock of Equipment at one of its warehouses in the USA. In such a case, SulphCo shall compensate MWH for any such stock that it is unable to sell as a result of Equipment design changes, design innovations, or other Equipment changes required by SulphCo. MWH shall be responsible for, and SulphCo shall not compensate MWH for, any stocked Equipment that fails to meet SulphCo’s manufacturing or quality control specifications.

8.	EQUITY PAYMENT FOR SERVICES
In consideration for the development services that MWH has provided under earlier agreements and will continue to provide under this Agreement, SulphCo shall issue to MWH an option to purchase 50,000 shares of its common stock, par value $0.001 per share (the “Option”), as payment for services under this Agreement immediately upon receiving the approval of the American Stock Exchange of the Additional Listing Application. The Option shall have an exercise price determined by the average of the high and low prices of SulphCo common stock on the date hereof (the “Grant Date”). The Option shall vest as follows: one-half of the Option (option to purchase 25,000 shares of SulphCo common stock) shall vest six (6) months after the Grant Date and the remaining half of the Option shall vest one (1) year after the Grant Date. In addition to the foregoing, in the event that, within one (1) year of the date hereof, the Equipment demonstrates that, when operated in accordance with SulphCo’s specifications and directions in the field and under actual operating conditions, it will consistently produce sulphur reductions greater than 25% on Arab Light and Khafji crude oils (or similar oils as determined by SulphCo), SulphCo shall issue to MWH an additional 50,000 shares of its common stock (the “Additional Shares”), subject to receiving approval by the American Stock Exchange of the Additional Listing Application for the Additional Shares. The Board of Directors of SulphCo (but not any director who is an employee, officer, or member of the board of directors of MWH) shall make the determination of award of the Additional Shares for meeting the sulphur reduction criteria.

MWH may exercise the vested portion of the Option in whole or in part until the termination dates set forth below. In the event that MWH wishes to exercise the Option, it shall send to SulphCo a written notice (the date of each such notice being herein referred to as a “Notice Date”) setting forth its irrevocable election to that effect, which notice also specifies a date not earlier than three (3) business days from the Notice Date for the closing of such option exercise.

In the event of any change in SulphCo common stock by reason of a stock dividend, split-up, merger, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares of common stock underlying the Option or issuable upon the grant of the Additional Shares shall be adjusted appropriately, so that MWH shall receive upon exercise of the Option or issuance of the Additional Shares, the number and class of shares that MWH would have received if the Option or Additional Shares had been exercised or granted immediately prior to such event.

The right to exercise the Option shall terminate on third anniversary of the Grant Date.

9.	PIGGYBACK REGISTRATION RIGHTS
SulphCo shall include the shares of common stock underlying the Option in a registration statement to the extent permissible by the rights of holders of demand registration rights or any underwriter.

10.	TERM
This Agreement shall become effective upon signing, and shall continue in effect thereafter for a period of five years, unless earlier terminated as provided herein. After the initial five year term, this Agreement will automatically renew on an annual basis unless terminated in writing by either party with six months notice.

11.	TERMINATION
SulphCo may terminate this Agreement with notice at any time if (i) MWH is unable, for any reason, to deliver Equipment to SulphCo under reasonable terms of this Agreement; (ii) MWH violates any SulphCo intellectual property rights. In such cases MWH will be given written notice and the chance to correct such violations within 90 days before termination.

Either party may terminate this Agreement immediately with written notice if (i) the other party breaches any material term or condition of this Agreement and fails to cure the breach within 30 days of receiving notice from the other party; or (ii) if such other party becomes insolvent or if the normal conduct of business shall become substantially impaired by such party's credit problems and is unable to correct such insolvency within 90 days.

On termination of this Agreement for any reason, MWH will cease all Equipment manufacture and will provide SulphCo with a complete report of all Equipment manufactured, in transit or stored. MWH must also immediately, at SulphCo’s option, erase, destroy or return to SulphCo all Equipment supporting documentation and all Confidential Information in its possession. SulphCo must compensate MWH for all Equipment in its manufacturing pipeline.

12.	AUDITS
All records of MWH relating to the manufacture and sale of Equipment under this Agreement are subject to periodic quality assurance and record keeping audits by SulphCo or its designated representatives. MWH will permit inspection of its records by SulphCo and its designated representatives upon reasonable notice.

13.	RIGHTS TO FUTURE TECHNOLOGY AND INTELLECTUAL PROPERTY
During the course of this Agreement all new technology and intellectual property, including improvements to any existing technology and intellectual property, that are directly related to the design, development, and manufacture of ultrasonic Equipment for SulphCo by MWH within SulphCo’s Primary Field of Business will belong to SulphCo. Accordingly, MWH agrees to grant and does hereby grant to SulphCo the full and entire right, title, and interest in such new technology and intellectual property, and MWH agrees to inform SulphCo within a reasonable period of time of the discovery or development of such new technology and intellectual property and to reasonably cooperate with SulphCo in the review and execution of any documents required for securing patent rights to such new technology and intellectual property and for securing SulphCo’s ownership thereof. SulphCo will automatically grant MWH a cost-free, worldwide, non-exclusive, non-expiring license to use any such new technology in applications outside of SulphCo’s Primary Field of Business, provided that MWH shall take reasonable steps to be agreed upon by the parties to protect SulphCo's intellectual property in the course of such use, and provided that such license shall not restrict SulphCo’s ability to make, use, or sell any such new technology in any application within or without SulphCo’s Primary Field of Business.

14.	WARRANTIES AND REPRESENTATIONS.
MWH represents, warrants and covenants to SulphCo that all Equipment supplied to SulphCo by MWH will i) conform to all applicable Equipment specifications provided by SulphCo, and ii) be manufactured and packaged in a good and workmanlike manner and will be labeled and shipped in accordance with any instructions given by SulphCo.

15.	INDEMNITY
SulphCo shall defend and indemnify MWH, its affiliates, distributors, agents, employees and assigns from and against any and all claims, damages, suits, losses and expenses (including without limitation reasonable attorneys' fees and costs) which may be made against or incurred by MWH, its affiliates, distributors, agents, employees and assigns which directly or indirectly are caused by, arise from, are incident to or connected with SulphCo’s Equipment design, possession, function, or use.

16.	INSURANCE
SulphCo shall obtain and maintain adequate commercial product liability insurance naming MWH as an additional insured. Said insurance will be maintained during the term of this Agreement with a reputable, financially sound insurance carrier.

17.	INFORMATION SHARING AND NONDISCLOSURE
(a) SulphCo will provide confidential information to MWH in order to enable MWH to submit proposals and manufacture products for SulphCo (“SulphCo Confidential Information”). MWH shall consider all information that SulphCo provides as confidential and shall protect it using the same methods as it uses to protect its own confidential information.

(b) SulphCo Confidential Information is any information relating specifically to SulphCo’s business, including, but not limited to, computer programs, computer files, documents, manuals, drawings, specifications, production schedules, test data, maintenance procedures/processes, general knowledge of business plans and/or activities, trade secrets, business methods, processes, devices, or any other information used by SulphCo that may give SulphCo an opportunity to obtain an advantage over competitors who do not know or use such information, disclosed by SulphCo to MWH either directly or indirectly, orally, electronically, or in writing.

(c) MWH agrees to use SulphCo Confidential Information only for the purpose intended as set forth herein, and not to disclose SulphCo Confidential Information to any third party without SulphCo’s prior written consent.

(d) MWH agrees to restrict access to SulphCo Confidential Information only to employees of MWH whose access is necessary to carry out the purpose of this Agreement after such employees have been informed of the terms of this Agreement.

(e) The restrictions on disclosure and use of SulphCo Confidential Information set forth above shall not apply to information which MWH can prove was already in MWH’s possession at the time of first receipt from SulphCo or was or becomes part of the public domain without breach of this Agreement by MWH.

(f) SulphCo agrees to allow MWH to share the SulphCo Confidential Information with its material sub-suppliers as necessary in order to carry out the purposes of this Agreement provided that reasonable care is used to prevent the misuse or wider disclosure of said Confidential Information.

(g) On occasion, MWH may provide information to SulphCo that is considered proprietary. Said MWH confidential information shall be handled by SulphCo and be governed by the same rules as laid out in Paragraphs 16a-h hereof. SulphCo agrees that such information is the property of MWH and SulphCo further agrees not to duplicate or disseminate such information to third parties without written consent of MWH, unless such information is in the public domain or obtained by SulphCo independently from third parties.

(h) This confidentiality provision shall survive any termination or expiration of this Agreement by 5 years.

18.	MISCELLANEOUS
(a)	This Agreement, and any interest herein, may not be assigned by MWH without prior written approval of SulphCo.

(b)
This Agreement shall be construed in accordance with the substantive laws of the State of Texas, without regard to conflict of law principles. Each of the parties hereto irrevocably consent to the exclusive personal and subject matter jurisdiction of United States District Court for the Southern District of Texas, Houston Division, and the Texas state courts located in Harris County, Texas, U.S.A. regarding the enforcement or interpretation of this Agreement and matters or disputes relating to the matters covered by this Agreement.

(c)	Notices and other correspondence related to this Agreement should be directed to the parties as follows:

To SulphCo:
SulphCo, Inc.
4333 W. Sam Houston Pkwy N.
Houston, TX 77043, USA
Fax Number:                      (713) 896-9100
Email Address:                 sfarmer@sulphco.com
Attention:                         Stanley W. Farmer or current CFO

To MWH:
Märkisches Werk GmbH
Haus Heide 21
D-58543 Halver, Germany
Fax Number:                     +49 (2353) 917-1266
Email Address:                e.urquhart@mwh.de
Attention:                         Ed Urquhart or current Geschäftsführer

(d)
This Agreement constitutes the entire Agreement between the parties pertaining to the subject matter hereof and supersedes all prior Agreements, understandings, negotiations, and discussions, whether oral or written, of the parties with regard thereto. The invalidity, in whole or in part, of any provision hereof shall not affect the validity of the remainder of such provision. No claim or right arising out of a breach of this Agreement can be discharged in whole or in part by a waiver or renunciation of the claim or right unless the waiver or renunciation is supported by consideration and is in writing signed by the aggrieved party. The failure of either party to enforce within a reasonable period of time any of the provisions hereof shall not be construed to be a waiver of such provision or of the right of such party thereafter to enforce each and every such provision.

(e)	This Agreement may not be changed or modified except in writing signed by both parties.

(f)	Neither party shall use the other party’s name in publicity, advertising, or similar activity without the other party’s prior written consent.

(g)
All purchase orders issued by SulphCo to MWH for Equipment during the term of this Agreement are subject to the provisions of this Agreement as though fully set forth in such purchase order. Each such purchase order shall be subject to the terms and conditions set out therein. In the event that the provisions of this Agreement conflict with any such purchase order, the provisions of this Agreement shall govern. No other terms and conditions, including, but not limited to, SulphCo’s standard printed terms and conditions, on MWH’s order acknowledgment or otherwise, shall have any application to this Agreement, any purchase order, or any transactions occurring pursuant thereto.

(h)	SulphCo must pay MWH for all orders by wire transfer using net 30 day terms upon shipment of product.

19.	AUTHORIZING SIGNATURES

/s/ Larry D. Ryan	June 27, 2008
Dr. Larry D. Ryan	Date
CEO, SulphCo, Inc.

/s/ Edward E. Urquhart	June 27, 2008
Edward E. Urquhart	Date
Geschäftsführer, MWH